KEYnotes Exchange Traded Notes Linked to the First Trust Enhanced 130/30 Large Cap Index

Note Summary

Ticker	JFT
Index Ticker	FTLCTR
CUSIP	46625H761
Primary Listing	AMEX**
Annual Investor Fee*	0.95%
Inception Date	05/21/2008
Maturity Date	05/25/2023
Issuer Name	JPMorgan Chase & Co.

For an additional description of the notes, please see the pricing supplement dated August 18, 2008, for the ETNs linked to the First Trust 130/30 Enhanced Large-Cap Index.

*For each $50 principal amount note, the Investor Fee on the Inception Date was equal to zero, and on each subsequent calendar day until maturity or early repurchase, the Investor Fee is increased by an amount equal to (a) $50 multiplied by (b) the Investor Fee Percentage multiplied by (c) the Index Factor on that date (or, if such day is not a trading day, the Index Factor on the immediately preceding trading day) divided by (d) 360.

**On October 1, 2008 JPMorgan Chase & Co. announced that it will transfer the listing of the ETNs to NYSE Arca after the close of the NYSE Euronext's planned acquisition of the AMEX.

These exchange traded notes are designed for investors who seek a return linked to the First Trust Enhanced 130/30 Large Cap Index (the "Index"). The index is a total return index created and owned by First Trust Advisors L.P. (the "Index Provider").

☐ The Index is a modified equal-weighted total return index consisting of securities that have been selected from a broad universe of the 2,500 largest U.S. exchange-listed stocks pursuant to a quantitative selection process.

☐ The Index contains a long position in certain large capitalization securities equal to 130% of the value of the Index and a short position in certain large capitalization securities equal to 30% of the value of the Index as of each quarterly rebalance date, each according to the eligibility requirements established by the Index Provider.

☐ The American Stock Exchange LLC (the "Index Calculation Agent") is responsible for selecting the component securities of the Index on each quarterly rebalancing date by application of a predefined rules-based methodology developed by the Index Provider. On each business day, the Index Calculation Agent will calculate and publish the intraday indicative value of the Index every 15 seconds during the normal trading hours on the AMEX** and the closing value of the Index, at approximately 4:00 p.m. New York City time.

Hypothetical Historical and Actual Historical Performance of the Index



The graph sets forth the hypothetical historical back-tested performance and actual historical performance of the Index based on the hypothetical historical back-tested daily index closing levels from January 2, 2003 through April 21, 2008 and the actual historical performance of the Index based on the daily Index closing levels from April 22, 2008 through September 30, 2008. The actual initial Index calculation date was April 22, 2008. The hypothetical historical back-tested and actual historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing value on any future date. The data for the hypothetical back-tested performance of the Index set forth in the above graph was calculated on materially the same basis on which the performance of the Index is now calculated.

The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that any investment in the notes will or is likely to achieve returns similar to those shown. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis. The hypothetical historical performance data set forth above represents a simulation of past performance, which is no guarantee of future results. The performance data shown above is for illustrative purposes only and does not represent the actual performance of the notes or the performance of the notes had they been outstanding as of the dates shown above. Such data does not reflect any investor fees, transaction costs or expenses.

KEYnotes EXCHANGE TRADED

AMEX: JFT

KEYnotes Exchange Traded Notes Linked to the First Trust Enhanced 130/30 Large Cap Index

Quarter End Performance (as of 9/30/08)	Quarter	YTD	1 Yr.	3 Yr.	5 Yr.	10 Yr.	Since Note Inception[1]
ETN Performance[2]							
Indicative Value	-33.40%	N/A	N/A	N/A	N/A	N/A	-34.84%
Market Price	-35.03%	N/A	N/A	N/A	N/A	N/A	-33.48%
Index Performance[3]							
First Trust Enhanced 130/30 Large Cap Index	-33.20%	-35.21%	-31.84%	0.30%	13.52%	12.88%	-34.76%

[1]Note inception date is 5/21/08.

[2]First Trust obtained the closing indicative values from unaffiliated market sources. First Trust makes no representation or warranty as to the accuracy or completeness of the information obtained from these sources. The historical closing indicative values should not be taken as an indication of future performance.

The closing indicative value of the notes for any business day (the "IV") is meant to approximate the intrinsic economic value of the notes. The IV calculation is provided for references purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, repurchases or termination of these notes, nor will it reflect hedging or transaction costs, market liquidity, investor fees or bid-offer spread. The IV will be based on the closing values of the index, and may not be equal to the payment upon maturity or the payment upon early repurchase. The IV is historical and does not guarantee future performance and is shown for illustrative purposes only. JPMorgan or an affiliate will provide the official repurchase value to the investor requesting repurchase.

The market price quotations and indicative values are for valuation and information purposes only. They shall not constitute a recommendation or solicitation to conclude a transaction at the level stated, and should not be treated as giving investment advice. Any transaction will be subject to the details in the relevant pricing supplement related to that transaction.

[3]All performance information presented for the Index prior to April 22, 2008 is based on hypothetical, back tested data. Prior to April 22, 2008, the Index was not calculated in real time by an independent calculation agent. Hypothetical, back-tested performance has inherent limitations and is not indicative of future results. No representation is being made that any investment will achieve performance similar to that shown. The Index does not charge management fees or brokerage expenses, and no such fees or expenses were deducted from the hypothetical performance shown. Indexes are unmanaged and an investor cannot invest directly in an index. Index returns assume that dividends are reinvested monthly.

The chart and table above are provided for information purposes only. The hypothetical levels of the Index are not indicative of future performance of the index.

The performance quoted represents historical performance and is not an indication that the return on the notes or the underlying index is more or less likely to increase or decrease at any time during the term of the notes. There can be no assurance that the future performance of the notes or the Index will result in holders of the notes receiving a positive return on their investment. The return of the notes indicates the change in last reported prices at or shortly after 4:00 pm Eastern Time expressed as a percentage from the beginning of the relevant period to the end of the relevant period and do not represent the returns an investor would receive if an investor traded at other times. Market returns do not account for brokerage commissions which will reduce actual returns.

The notes are senior unsecured debt obligations of JPMorgan Chase & Co. and are not secured debt. The notes are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the notes include limited portfolio diversification, trading price fluctuations, uncertain principal repayment and potential illiquidity. Investing in the notes is not equivalent to a direct investment in the Index or the Index components. The investor fee will reduce the amount of your return at maturity or on an early repurchase, and as a result you may receive less than the principal amount of your investment at maturity or upon early repurchase of your notes, even if the value of the relevant index has increased.

JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

The notes are not sponsored, endorsed, sold or promoted by First Trust Advisors. First Trust Advisors makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of trading in the notes. First Trust Advisors' only relationship to JPMorgan Chase & Co. and JPMorgan Securities Inc. is the licensing of certain trademarks and trade names of First Trust Advisors and of the Index, which is determined, composed and calculated by First Trust Advisors or its agents without regard to JPMorgan Chase & Co. and JPMorgan Securities Inc. or the notes. First Trust Advisors has no obligation to take the needs of JPMorgan Chase & Co. and JPMorgan Securities Inc. or the holders of the notes into consideration in determining, composing or calculating the Index. First Trust Advisors is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be listed or in the determination or calculation of the equation by which the notes are to be converted into cash. First Trust Advisors has no obligation or liability in connection with the administration, marketing or trading of the notes.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus which contains a product supplement and pricing supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement, and the pricing supplement if you so request by calling toll-free 866-535-9248.

First Trust, KEYnotes and First Trust Enhanced 130/30 Large Cap Index are trademarks of First Trust Advisors L.P.

First Trust

1-866-848-9727
www.ftportfolios.com